UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41319

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107

Toronto, Ontario M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On September 4, 2025, POET Technologies Inc. (the “Company”) filed a material change report with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval +, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference into the Registration Statement on Form F-10 (Registration No. 333-280553) of the Company. The material change report includes a copy of the press release issued by the Company on August 25, 2025, which was previously furnished on Form 6-K filed with the Securities and Exchange Commission on August 26, 2025.

EXHIBIT LIST

Exhibit No.	Description

99.1	Material Change Report, dated September 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 5, 2025

POET TECHNOLOGIES INC.

By:	/s/ Thomas R. Mika
Name:	Thomas Mika
Title:	Executive Vice President and Chief Financial Officer